EXHIBIT 99.1

Aeras Partners with Crucell to Develop TB Vaccine

Leiden, The Netherlands, March 24, 2004 - Crucell N.V. (Euronext, NASDAQ: CRXL) and the Aeras Global TB Vaccine Foundation of Bethesda, Maryland, announced today a new collaboration on the pre-clinical and clinical development of candidate tuberculosis (TB) vaccines. Aeras has agreed to provide Crucell up to USD$2.9 million contingent upon meeting certain development milestones, for development of TB vaccine candidates.

The Crucell-Aeras TB vaccine program will focus on improvement of the only currently available TB vaccine, Bacillus Calmette-Guerin (BCG), using Crucell's proprietary PER.C6(TM) and AdVac(TM) technologies. With this collaboration contract, Crucell's early stage TB vaccine development is fully funded up to entering the clinic.

"Currently one-third of the world's population is infected with TB, and someone is newly infected every second. A new vaccine is the best hope for defeating this terrible disease," said Dr. Jerald Sadoff, President & Chief Executive Officer of the Aeras Global TB Vaccine Foundation. "We chose Crucell to develop a candidate TB vaccine because the company's vector technology is among the best in the world."

Crucell's tuberculosis and malaria vaccine candidates are both based on the Company's PER.C6(TM) and AdVac(TM) technologies. "We see this collaboration with Aeras as a strong endorsement of Crucell's vaccine programs" stated Ronald Brus, Chief Executive Officer of Crucell. "Crucell aims to improve the existing vaccine against TB, a disease which kills over two million people globally per year." Jaap Goudsmit, Chief Scientific Officer at Crucell, added, "Our AdVac(TM) technology is designed to deliver the protection against TB required at the scale needed to have impact on this devastating TB epidemic. We think we can contribute with our technology to the improvement of global health."

Dr. Sadoff added, "We are very pleased to be working with Crucell and to be able to use their advanced technology to develop new TB vaccines, which the world so desperately needs." The Bill & Melinda Gates Foundation recently awarded Aeras a grant of USD$82.9 million for new TB vaccine development. Aeras aims to work with leading public and private organizations around the world to bring an improved TB vaccine to market within the next 7 to 10 years.

Today, Mycobacterium tuberculosis (TB) represents one of the most prevalent infectious diseases throughout the world. The increased incidence of TB is a consequence of the spread of HIV/AIDS, the emergence of multi-drug resistant strains of TB and variability in protective efficacy of the only currently available vaccine, BCG. Although the BCG vaccine offers protection against the most serious forms of TB in childhood, its efficacy wanes over a period of 10-15 years after the vaccination. A need for an alternative vaccination approach has emerged in the last two decades.

About AdVac(TM) technology

AdVac(TM) technology is a vaccine technology developed by Crucell and is considered to play an important role in the fight against emerging and re-emerging infectious diseases and in biodefense. The technology supports the practice of inserting genetic material from the disease-causing virus or parasite into a 'vehicle' called a vector, which then delivers the immunogenic material directly to the immune system. Most vectors are based on an adenovirus, the virus that causes the common cold. The AdVac(TM) technology is specifically designed to manage the problem of pre-existing immunity in humans against the most commonly used recombinant vaccine vector, adenovirus serotype 5 (Ad5), without compromising large-scale production capabilities or the immunogenic properties of Ad5. AdVac(TM) technology is based on adenovirus vectors that do not regularly occur in the human population. In contrast to the AdVac(TM) vectors, antibodies to Ad5 are widespread among people of all ages and are known to lower the immune response to Ad5-based vaccines, thereby impairing the efficacy of these vaccines. All vaccine candidates based on AdVac(TM) are produced using Crucell's PER.C6(TM) production technology.

About PER.C6(TM) technology

Crucell's PER.C6(TM) technology is a cell line developed for the large-scale manufacture of biopharmaceutical products including vaccines. Compared to conventional production technologies, the strengths of the PER.C6(TM) technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions. These characteristics, combined with its ability to support the growth of both human and animal viruses, make PER.C6(TM) technology the biopharmaceutical production technology of choice for Crucell's current and potential pharmaceutical and biotechnology partners.

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for an Ebola vaccine, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(TM) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(TM) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com (http://www.crucell.com/).

About Aeras

The Aeras Global TB Vaccine Foundation www.aeras.org (http://www.aeras.org/) is a non-profit organization working through public-private partnerships to develop new tuberculosis vaccines and ensure that they are distributed to all who need them around the world. President & CEO Jerald Sadoff, MD, heads Aeras. Dr. Sadoff has overseen FDA licensure of five vaccines and worked on the research and development of numerous other vaccine candidates while at Merck and the Walter Reed Army Institute of Research.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (U.S. GAAP).

For further information please contact:

Crucell N.V.
Elizabeth Goodwin
Tel +31-(0) 71-524 8718
e.goodwin@crucell.com

Redington, Inc.
Thomas Redington
Tel. +1 212-926-733
tredington@redingtoninc.com

Aeras
Natalie Waugh
Tel +1-301-547-2917
media@aeras.org